EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	6/30/2009	6/30/2009
EARNINGS
Income Before Income Taxes	$238,226	$202,021	$282,865	$195,613	$166,801	$203,005	$152,791
Fixed Charges (as below)	110,735	118,365	151,874	178,067	225,573	234,307	108,128
Total Earnings	$348,961	$320,386	$434,739	$373,680	$392,374	$437,312	$260,919

FIXED CHARGES
Interest Expense	$99,135	$106,301	$129,106	$165,405	$209,733	$219,636	$101,162
Credit for Allowance for Borrowed Funds Used During Construction	8,100	8,764	17,668	6,962	9,040	7,871	3,566
Estimated Interest Element in Lease Rentals	3,500	3,300	5,100	5,700	6,800	6,800	3,400
Total Fixed Charges	$110,735	$118,365	$151,874	$178,067	$225,573	$234,307	$108,128

Ratio of Earnings to Fixed Charges	3.15	2.70	2.86	2.09	1.73	1.86	2.41